SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTEL CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.001 par value

(Title of Class of Securities)

458140100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California

(408) 765-8080

Attention: Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On May 20, 2009, the stockholders of Intel Corporation (“Intel” or the “Company”) at its Annual Meeting of Stockholders approved the Stock Option Exchange Program. In connection with the approval of the Stock Option Exchange Program, Intel is herewith filing:

a)

an Intranet article for all employees regarding its plan to move forward with the Stock Option Exchange Program, including a new feature that will allow employees to exchange eligible options on a grant-by-grant basis.

The Stock Option Exchange Program has not commenced. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program, which Intel option holders should read before participating in the program, as it will contain important information. Intel option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.1

An intranet article for all employees regarding its plan to move forward with the Stock Option Exchange Program, including a new feature that will allow employees to exchange eligible options on a grant-by-grant basis.